Exhibit 99.1
August 31, 2015

Magnachip Semiconductor Corporation
60 South Market Street, Suite 750
San Jose, CA 95113
Attn:  Douglas Norby, Chairman of the Board
Attn: Randal Klein, Chairman of the Strategic Review Committee

Dear Doug and Randal,

As you know, funds managed by Pleasant Lake Partners (“PLP”) are one of the largest shareholders of Magnachip Semiconductor Corporation (“Magnachip” or the “Company”) with a 9.9% stake in the Company.  We have stated to you our desire to increase the size of our investment and have requested that the Board consider removing the Company’s poison pill.  We have also requested to be included in any upcoming auction process for the Company.  However, we have yet to receive a formal response to either request.  Furthermore, while the Company has formed a Strategic Review Committee, shareholders have seen little tangible progress to date.  We believe the Company needs major and immediate strategic change and that the best course for value maximization for all shareholders is to sell Magnachip.  Accordingly, in order to effectuate this, we are writing to you today to formally submit an indication of interest to purchase all of the outstanding shares of Magnachip that PLP does not currently own at a price of $10.00 per share in cash (the “Proposal”).  The Proposal represents a premium of approximately 29% to Friday’s closing price and approximately 58% to PLP’s average cost and is subject to confirmatory due diligence and the negotiation of definitive transaction documents.

Since filing our 13D on June 10, we have sought to work constructively with you to realize the full value of these assets for the benefit of all shareholders.  And while we appreciate the time you have spent discussing these issues with us, the accelerating pace of consolidation in the semiconductor industry, coupled with what believe are Magnachip’s strategically valuable assets and intellectual property, has led us to make this Proposal.  We have consistently heard from other shareholders that the status quo at Magnachip is not acceptable and that the Company, in whole or in part, would be worth significantly more to strategic acquirers than as a standalone entity.  While we are obviously not such a strategic acquirer, we think shareholders should have the ability to decide for themselves whether to accept our Proposal at $10.00 per share, or wait for other potentially better offers; were any such offers to emerge, we would be prepared to vote our shares in favor of an offer that we believe is materially superior to our Proposal.

We respectfully ask that you and the Board immediately engage with us to discuss the Proposal and negotiate a transaction.  We are prepared to devote all necessary resources to evaluate and consummate a transaction, and believe we can obtain the necessary financing to do so.

We look forward to hearing from you and are ready to speak at your convenience.

Sincerely,

/s/ Jonathan Lennon
Managing Member
Pleasant Lake Partners LLC